DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

February 12, 2003

03003953

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

03 FEB 24 AM 7:2

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: *[signature]*
Donna Ornstein,
Legal Assistant

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

DO/ea
Encls.

dlw 3/3

Exemption No. 82-1209

February 12, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

03 FEB 24 AM 7:21

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	January 16, 2003 January 28, 2003 February 5, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing	Not Applicable

Exemption No. 82- 1209

03 FEB 24 AM 7:21

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

January 28, 2003

PRESS RELEASE

GGL UPDATES FINANCING ANNOUNCEMENT

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** confirms that the financing originally announced on September 5, 2002 is now proceeding as to $1,000,000 by way of the private placement of 5,000,000 common shares at $0.20 per share. A finder's fee of 8% of the gross subscription proceeds is payable in cash on closing. The private placement will close immediately following acceptance for filing by the TSX Venture Exchange.

This financing will be used for exploration on the Company's 100% owned and already advanced diamond exploration projects and for corporate purposes.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

Exemption No. 82-1209

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

January 27, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

January 28, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The private placement financing originally announced by the Company on September 5, 2002 is now proceeding as to a reduced amount of $1,000,000.

Exemption No. 02-120

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

GGL Diamond Corp.
Name of issuer
904 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
Address
(604) 688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.
5,000,000 common shares.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Soroof International C.R., Kingdom of Saudi Arabia	5,000,000	Feb. 4/03	$0.20	BCI 72-503	4 Months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Schedule A			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.
N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
Safa Capital Holdings Limited Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands	Cash - $80,000 (8%)	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 4th day of February, 2003.

GGL Diamond Corp.
Name of issuer *(please print)*

[signature]
Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE A

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Soroof International Al Jaffali Tower, 5th Floor Damman Khobar, Hwy., CR 2051022491 Kingdom of Saudi Arabia	011-966-3-882-6777 elaf@elaf.ca	5,000,000 common shares	BC I72-503

Exemption No. 82-1209

03 FEB 21 AM 7:21

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 4, 2003 of 5,000,000 shares at a price of $0.20 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 4th day of February, 2003.

GGL Diamond Corp.

By: *"Raymond A. Hrkac"*

Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No. 82-1209

03 FEB 24 AM 7:21

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: GGL DIAMOND CORP. (the "Issuer").

   Trading Symbol: GGL.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: September 5, 2002, October 22, 2002.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes [ ] No [X]

   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes [ ] No [X]

   c) Final Acceptance of a Non-Expedited Private Placement: Yes [X] No [ ]

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $1,000,000

5. Proposed use of proceeds:

   Ongoing corporate, regulatory and administrative costs and mineral exploration programs.

6. (a) Description of shares to be issued:

(i) Class: Common

(ii) Number: 5,000,000

(iii) Price per security: $0.20

(b) Description of Warrants to be issued:

(i) Number of Warrants: N/A

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ____.

(iii) Exercise price of Warrants: Year 1: ____ Year 2: ____

Tier 1 Only: Year 3: ____ Year 4 ____ Year 5 ____

(iv) Expiry date of Warrants: ____.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: N/A

(ii) Number of Listed Shares to be issued on conversion: ____.

(iii) Expiry/Maturity date: ____.

(iv) Interest rate: ____.

(v) Conversion terms: ____.

(vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ____.

7. Issued and outstanding Listed Shares at the date of the price reservation: 52,880,843 as of January 27, 2003.

8. **Placees**

(a) **Insiders and Pro Group**

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Soroof International Al Jaffali Tower, 5th Floor Damman Khobar Hwy., C.R. 2051022491 Kingdom of Saudi Arabia	5,000,000	7,700,000 (and 1,200,000 warrants acquired previously)	13.3% (15.06% with warrants)	I
TOTAL	5,000,000			

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) **Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.**

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post closing Direct & Indirect Holdings in the Issuer	*% of Post Closing Outstanding Shares
None			
TOTAL			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.) Form 4D1 previously filed.

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). 5,000,000

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes X No ___
If No, provide details regarding the relationship to the Issuer:

Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Safa Capital Holdings Limited, Citco Building, Wickhams Cay, P.O. Box 662,

Road Town, Tortola, British Virgin Islands.

Shareholder: Riad Kazak, 1117 St. Catherine Street West, Suite 207, Montreal, Quebec, H3B 1H9

Directors and Officers: Riad Kazak – Director and President and Timothé Huot - Secretary

(c) Cash $80,000 (8% of subscription by Soroof International).

(d) Securities None.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

Soroof International may appoint one nominee to the Board of Directors of the Issuer on closing and has nominated its Canadian solicitor, Timothe Huot, of McCarthy Tetrault, Montreal office. A Form 2A, Personal Information Form has been filed with the Exchange for Soroof International and Timothe Huot. In addition, on closing, Soroof and the Issuer will be subject to the terms of a Voting Agreement, under which, for a term of three years, as long as Soroof owns at least 7,000,000 shares of the Issuer, it will be entitled to name one person to management's slate for election as a director at annual meetings, and Soroof will vote in favour of management's slate of directors.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ____ No X

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ☐ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:

Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:

Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information

in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes [X] No ☐

   If Yes, please provide an updated Notice highlighting the changes. Amended Notice already filed on January 27, 2003.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes [X] No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: February 12, ^ 2003

Raymond A. Hrkac
Name of Director and/or Senior Officer

[signature]
Signature

President
Official Capacity